PRESS RELEASE – PRESS RELEASE – PRESS RELEASE – PRESS RELEASE

EVEREST REIT INVESTORS I, LLC

199 S. Los Robles Avenue, Suite 200

Pasadena, CA  91101

CONTACT:Chris Davis or Stacey McClain

(626) 585-5920

FOR IMMEDIATE RELEASE

PASADENA, CALIFORNIA, September 30, 2019 – Everest REIT Investors I, LLC today announced that it has extended the expiration date of its outstanding tender offer for shares of Class T common stock in Industrial Property Trust, Inc.  The expiration date for the tender offer has been extended to 9:00 p.m., Pacific Time, on October 10, 2019.  The offer was previously scheduled to expire at 9:00 p.m., Pacific Time, on September 30, 2019.  Based on the information available to the bidder, approximately 13,654 shares have been tendered to date.